Exhibit 99.1

Stantec to release second quarter 2020 results on August 5 and host conference call on August 6

EDMONTON, Alberta & NEW YORK--(BUSINESS WIRE)--July 9, 2020--Stantec will release its financial results for the second quarter of 2020 after market close on Wednesday, August 5, 2020. On Thursday, August 6, 2020, at 7:00 AM MDT (9:00 AM EDT), Gord Johnston, President and Chief Executive Officer, and Theresa Jang, Executive Vice President and Chief Financial Officer, will hold a conference call to discuss the Company’s second quarter performance.

The webcast and slide presentation can be accessed at the following link:
https://edge.media-server.com/mmc/p/s7fzrmpp

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll-free at 1-800-289-0438 (Canada and United States) or +1-647-484-0478 (international). Please provide confirmation code 3221222 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Design with community in mind

Contacts

Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com